13013645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOV Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Brickell Avenue, Suite 1112
(No. and Street)

Miami	FL	33332
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mahler — 786-405-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, David Mahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOV Money Markets, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President ~~& Director~~

Title

MICHEL NICOLAS
MY COMMISSION # DD 907911
EXPIRES: August 2, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOV Capital Markets, Inc.
(A Development Stage Company)
Financial Statements
and Supplementary Schedules

December 31, 2012

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

SEC
Mail Processing
Section
MAR 4 - 2013
Washington DC
400

TOV Capital Markets, Inc.
(A Development Stage Company)
Financial Statements
and Supplementary Schedules

December 31, 2012

TOV Capital Markets, Inc.
(A Development Stage Company)
Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2012

Contents

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Stockholder of:
TOV Capital Markets, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of TOV Capital Markets, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and for the period from May 3, 2010 (inception) to December 31, 2012, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TOV Capital Markets , Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended and the period from May 3, 2010 (inception) to December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 26, 2013

TOV Capital Markets, Inc.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	685,483
Interest Receivable		178
Deposits held by clearing firm		50,031
Prepaid Expenses		5,624
Fixed Assets		843,480
Total Assets	$	1,584,796
Liabilities and Stockholder's Equity		
Accounts Payable	$	26,380
Payable to clearing firm		4,974
Accrued Expenses		28,917
Total Liabilities		60,271
Commitments and Contingencies (Note 5)		
Stockholder's Equity		
Common Stock, par value $0.01, 1,000 shares authorized, 1,000 shares issued and outstanding		10
Additional Paid In Capital		2,236,019
Deficit Accumulated during the development stage		(711,504)
Total Stockholder's Equity		1,524,525
Total Liabilities and Stockholder's Equity	$	1,584,796

The accompanying notes are an integral part of these financial statements

TOV Capital Markets, Inc.
(A Development Stage Company)
Statements of Operations
For the Year Ended December 31, 2012
and for the Period from May 3, 2010 (inception) to
December 31, 2012

	Year Ended December 31, 2012	For the period from May 3, 2010 (inception) to December 31, 2012
Revenues		
Interest Income	$ 2,832	$ 3,358
Expenses		
Payroll and payroll taxes	248,581	433,790
Clearance Fees	5,000	5,000
Data and Communications	10,975	14,846
Depreciation	24,467	37,336
Regulatory Fees	1,280	5,146
Professional Fees	59,424	68,924
Occupancy	32,611	54,352
Other Expenses	44,505	95,468
Total Expenses	426,843	714,862
Net Loss	$ (424,011)	$ (711,504)

The accompanying notes are an integral part of these financial statements

TOV Capital Markets, Inc.
(A Development Stage Company)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012 and for the period from May 3, 2010 (Inception) to December 31, 2012

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total
Balance, May 3, 2010 (inception)	-	$ -	$ -	$ -	$ -
Common stock issued to founder	1,000	10	-	-	10
Contribution by Stockholder	-	-	803,029	-	803,029
Balance, December 31, 2010	1,000	10	803,029	-	803,039
Contribution by Stockholder	-	-	1,432,990	-	1,432,990
Net loss, 2011	-	-	-	(287,493)	(287,493)
Balance, December 31, 2011	1,000	10	2,236,019	(287,493)	1,948,536
Net loss, 2012	-	-	-	(424,011)	(424,011)
Balance, December 31, 2012	1,000	$ 10	$ 2,236,019	$ (711,504)	$ 1,524,525

The accompanying notes are an integral part of these financial statements

TOV Capital Markets, Inc.
(A Development stage company)
Statements of Cash Flows
For the Year Ended December 31, 2012 and for the Period from May 3, 2010 (inception) to December 31, 2012

	Year Ended December 31, 2012	For the period from May 3, 2010 (inception) to December 31, 2012
Cash flows from operating activities:		
Net loss	$ (424,011)	$ (711,504)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	24,467	37,336
Changes in operating assets and liabilities:		
(Increase) Decrease in:		
Prepaid expenses	632	(770)
Deposit held by clearing firm	(50,031)	(50,031)
Other assets	1,369	(5,032)
Increase (Decrease) in:		
Accounts payable	26,380	26,380
Accrued expenses	28,916	28,916
Payable to clearing firm	4,974	4,974
Net cash used in operating activities	(387,304)	(669,730)
Cash flows from investing activities:		
Acquisition of fixed assets	(77,787)	(77,787)
Net cash used in investing activities	(77,787)	(77,787)
Cash flows from financing activities:		
Contributions from stockholder	-	1,432,990
Issuance of stock to founder	-	10
Net cash provided by financing activities	-	1,433,000
Net increase (decrease) in cash	(465,091)	685,483
Cash at beginning of period	1,150,574	-
Cash at end of period	$ 685,483	$ 685,483
Supplemental cash flow disclosures:		
Income tax payments	$ -	$ -
Interest payment	$ -	$ -
Non-cash investing and financing activities:		
Acquisition of office condominium	$ -	$ 803,029

The accompanying notes are an integral part of these financial statements

TOV Capital Markets, Inc.
(A Development stage Company)
Notes to the Financial Statements
December 31, 2012

Note 1 -Nature of Operations and Basis of Presentation

Organization

TOV Capital Markets, Inc. (the "Company", "we", "us", "our"), incorporated in 2010 in Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of New Lodz Corporation (the "Parent").

The Company is a broker dealer retailing corporate equity securities over-the counter and selling corporate debt securities. The company is also registered with FINRA as a mutual fund retailer, U.S. government securities broker, and municipal securities broker. The Company acts as placement agent for equity and debt private placements on behalf of its clients. The Company's registration also includes options broker and trading securities for its own account. The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. At this time, the Company did not start any of its brokerage operations.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

The Company is presented as in the development stage from May 3, 2010 (Inception) to December 31, 2012. Activities during the development stage include corporate formation and regulatory related costs and filings.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Securities Owned and Securities Sold, Not Yet Purchased

The company will measure its securities positions resulting from proprietary transactions at fair value in accordance with FASB ASC 940-320 "Investments - Debt and Equity Securities". Any unrealized gains or losses will be included in profit or loss. At December 31, 2012, the Company did not have any gain or loss resulting from proprietary transactions.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to thirty-nine years.

Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis. Advisory fees will include fees earned from placement agent and advisory services. Nonrefundable retainers received from advisory services will be recorded as advisory fee deferred income, a liability, when received and recognized over the service period. Contingency fees will be recognized at the time a transaction is consummated and the income is reasonably determinable.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since inception in 2010 remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Fair Value of Financial Instruments and Fair Value Measurements:
The carrying amounts of the Company's financial assets, including cash, commissions receivable and of certain financial liabilities (accounts payable and accrued expenses), approximate fair value because of their short maturities. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1 - Quoted prices in active markets for identical investments
Level 2 - Other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 - Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Note 3 - Concentrations

On November 9, 2010, the FDIC issued a Final Rule implementing section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that provides for unlimited insurance coverage of noninterest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. The unlimited insurance coverage is available to all depositors, including consumers, businesses, and governmental entities. This unlimited insurance coverage is separate from, and in addition to, the insurance coverage provided to a depositor's other deposit accounts held at an FDIC-insured institution. A noninterest-bearing transaction account is a deposit account where interest is neither accrued nor paid; depositors are permitted to make an unlimited number of transfers and withdrawals; and the bank does not reserve the right to require advance notice of an intended withdrawal. The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2012. As of December 31, 2012, the Company's bank balances in an interest bearing account exceeded FDIC insured amounts by $408,123.

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm RBC Capital Markets, LLC, whose principal office is in Minneapolis, MN. The underlying agreement is effective February 13, 2012 with an initial term of 36 months and will automatically renew for successive periods unless terminated by either party. Early termination fees ranging from $0 to $5,000 per month for each remaining month of the initial term or any renewal term of the agreement. At December 31, 2012, a clearing deposit of $50,031 was held by RBC Capital Markets, LLC and the payable to the clearing firm amounted to $4,974.

Note 4 - Fixed Assets

Fixed assets at December 31, 2012 consisted of the following:

			Estimated Useful Life
Office condominium	$	803,029	39 Years
Furniture and fixtures		39,560	7 Years
Office equipment		38,227	5 Years
Total Fixed Assets	$	880,816	
Less: Accumulated Depreciation		(37,336)	
Fixed assets, net	$	843,480	

Depreciation expense amounted to $24,467 for the year ended December 31, 2012, and $37,336 for the for the period from May 3, 2010 (inception) to December 31, 2012.

Property taxes expenses in 2012 and accrued as of December 31, 2012 were $14,614. Property taxes for the period from May 3, 2010 (inception) to December 31, 2012 were $44,742.

Note 5 - Commitments and Contingencies

Office Condominium Maintenance Fees
The Company owns the office condo located at 1000 Brickell Avenue, Unit 11E, Miami, Florida 33131 since May 14, 2010. Total purchase price including closing costs was $803,029, which was contributed by the Company's sole shareholder, New Lodz Corporation. Monthly maintenance costs associated with the purchase are approximately $2,718. Office maintenance fees expense for year 2012 was $32,611 , and from inception office maintenance expense was $54,352.

Legal Matters
From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. As of December 31, 2012 , there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of its operations.

There are no proceedings in which any of Company's management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

Note 6 - Related Party Transactions

The sole shareholder of the company contributed $2,236,019 from May 3, 2010 (inception) through December 31, 2012 for the operation of the company. The contributed amount includes $803,029 to purchase the office condo in 2010 and $1,432,990 of cash in 2011. (See Note 4).

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 8 to 1. At December 31, 2012, the Company had net capital of $675,243, which exceeded its requirement of $100,000 by $575,243. The ratio of aggregate indebtedness to net capital was 0.09 to 1.

Note 8 - Income Taxes

There was no income tax expense in 2012 due to the Company's net taxable losses.

The reconciliation of income tax benefit computed at the United States federal tax rate of 34% to income tax expense (benefit) is as follows for 2012:

Tax benefit at the United States statutory rate	$	(144,163)
State income tax, net of federal benefit		(15,392)
Change in valuation allowance		159,555
Income tax expense (benefit)	$	-

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets is as follows:

Net operating loss carryforward	$	267,738
Less: Valuation allowance		(267,738)
Net deferred tax assets	$	-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2012, the Company has a net operating loss carry forward of approximately $711,504 that will expire through 2032. In the event that a significant change in ownership of the Company occurs as a result of the Company's issuance of common

stock, the utilization of the NOL carry forward will be subject to limitation under certain provisions of the Internal Revenue Code. Management does not presently believe that such a change has occurred.

A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation allowance was established in 2012 for the full amount of our deferred tax assets due to the uncertainty of realization. Management believes that based upon its projection of future taxable operating income for the foreseeable future, it is more likely than not that the Company will not be able to realize the benefit of the deferred tax assets at December 31, 2012. The valuation allowance as of December 31, 2012 was $267,738. The net change in the valuation allowance during the year ended December 31, 2012 was an increase of $159,555.

Note 9 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2013, the date the financial statements were available to be issued.

TOV Capital Markets, Inc.

Supplementary Schedules

TOV Capital Markets, Inc.
Schedule 1
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2012

Net Capital		
Stockholder's Equity	$	1,524,525
Deductions and/or charges for non-allowable assets:		
Fixed Assets		843,480
Prepaid Expenses		5,624
Interest Receivable		178
Total non-allowable assets		849,282
Net Capital before Haircuts		675,243
Haircuts		-
Net Capital		675,243
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement		100,000
Excess Net Capital	$	575,243
Aggregate indebtedness:		
Accounts payable and accrued expenses		60,271
Total Aggregate Indebtedness	$	60,271
Ratio of aggregate indebtedness to net capital		0.09 to 1

Reconciliation with TOV Capital Markets, Inc's computation (included in Part II of form X-17 A-5 as of December 31):

Net Capital, per December 31, Unaudited Focus Report, as filed	$	682,357
Net Audit Adjustments		(7,114)
Net Capital, per the December 31, Audited Report	$	675,243

TOV Capital Markets, Inc.
Supplementary Note
Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2012

TOV Capital Markets, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Stockholder of:
TOV Capital Markets, Inc.

In planning and performing our audit of the financial statements TOV Capital Markets, Inc. (the "Company"), as of and for the year ended December 31, 2012 and for the period from May 3, 2010 (inception) to December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, Board of Directors, Management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 26, 2013